LPBP INC.





9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

MR A SAMPLE
DESIGNATION (IF ANY)
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Security Class   **123**

Holder Account Number

C1234567890   XXX

999999999999   ASXQ   1

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LPBP INC. (the "Company")

TO BE HELD AT THE MARRIOTT COURTYARD HOTEL, 231 CARLINGVIEW DRIVE, TORONTO ON APRIL 12, 2006, AT 10:00 AM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, John R. Anderson, CEO of the Company, or failing this person, Michael McTeague, Secretary of the Company, or in the place of the foregoing, _____ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Withhold
(a)	To elect as Directors, Mitchell J. Kostuch, Edward E. McCormack, J. Paul Mills and Peter D. Winkley, for the ensuing year.		
(b)	To appoint Ernst & Young as Auditors of the Company and authorize the Directors to fix their remuneration.	**For**	**Withhold**
(c)	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation of the previous resolutions.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _____   **Date:**   _____

Please Print Name: _____

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED</u>. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE



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INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **_must be signed_** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **_if executed by an attorney, officer, or other duly appointed representative_**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **_If this Instrument of Proxy is not dated_** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. **_A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person_**, may simply register with the scrutineers before the Meeting begins.

5. **_A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions_**, may do the following:

    (a) **_appoint one of the management proxyholders_** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

    OR

    (b) **_appoint another proxyholder,_** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **_The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll_** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, **_the Registered Shareholder may still attend the Meeting and may vote in person_**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524